Exhibit 99.1

DURECT Employee Q&A

Agreement Between DURECT and Bausch

1)	What has been announced?

On July 28, 2025, DURECT and Bausch Health Companies Inc. (“Bausch”) jointly announced an agreement under which Bausch will acquire all outstanding shares of common stock of DURECT for $1.75 per share in an all-cash transaction for an upfront consideration of approximately $63 million at closing, with the potential for two additional net sales milestone payments of up to $350 million in the aggregate (subject to certain adjustments in respect of a retention plan) if the milestone is achieved before the earlier of the 10 year anniversary of the first commercial sale in the United States and December 31, 2045. Upon the closing of the transaction, DURECT will become a wholly owned subsidiary of Bausch. The press release detailing this news can be found here https://www.prnewswire.com/news-releases/bausch-health-to-acquire-durect-corporation-strengthening-commitment-to-developing-innovative-solutions-for-patients-with-liver-disease-302515568.html.

2)	When will the transaction close? What are the requirements to close?

The transaction is expected to close in the third quarter of 2025.

The transaction is conditioned on a majority of the outstanding shares of DURECT common stock being tendered into the tender offer and not withdrawn as well as other customary closing conditions.

DURECT’s Board has unanimously approved the transaction and recommended that DURECT stockholders accept the offer and tender their shares pursuant to the offer.

3)	Will DURECT stock continue to be traded on Nasdaq?

No. Upon the transaction’s closing, DURECT’s common stock will cease to trade on the Nasdaq.

4)	If I hold DURECT common stock, what should I expect if the transaction closes?

If you are an DURECT common stockholder, you will receive $1.75 per share in cash and a CVR with the potential for two additional net sales milestone payments of up to $350 million in the aggregate (subject to certain adjustments in respect of a retention plan) if the milestone is achieved before the earlier of the 10 year anniversary of the first commercial sale in the United States and December 31, 2045.

5)	What will be the impact on our equity programs? What does this do to RSU Awards or stock options I have been awarded?

Prior to the transaction’s closing, all outstanding RSUs will be vested and settled into DURECT common stock, subject to applicable tax withholding. The shares of DURECT common stock received upon settlement will receive the same merger consideration as the DURECT common stockholders.

Prior to the transaction’s closing, all outstanding stock options will be accelerated.

At the transaction’s closing, each outstanding stock option with a per share exercise price that is less than $1.75 per share will be cancelled and receive (i) a cash payment equal to the difference between $1.75 per share and the exercise price underlying such stock option, and (ii) the right to participate in a retention plan to receive a pro rata portion of the two potential additional net sales milestone payments of up to $350 million in the aggregate if the milestone is achieved before the 10 year anniversary of the transaction’s closing.

Holders of such in-the-money stock options also may elect to exercise their stock options prior the transaction’s closing and to receive the same merger consideration as the DURECT common stockholders.

Finally, each outstanding stock option with a per share exercise price that is equal to or more than $1.75 per share will be cancelled and receive the right to participate in a retention plan to receive a pro rata portion of the two potential additional net sales milestone payments of up to $350 million in the aggregate if the milestone is achieved before the 10 year anniversary of the transaction’s closing (to the extent the exercise price of the cancelled options are less than the per CVR value of the milestone payment).

Over the coming weeks, further information will be provided.

6)	Will my compensation or benefits change?

No significant compensation or benefit changes are expected prior to the transaction’s closing except as noted below in #7 for the bonuses earned during fiscal year 2025. Changes in benefits that may result from the integration will be clearly communicated as additional information becomes available. It is our objective for the integration to be as smooth as possible for our employees. As noted above, we will implement a retention program linked to the cancellation of your stock options, with additional details to be provided.

7)	Will this impact our bonus program, bonus metrics, and any payouts?

Bonuses earned during fiscal year 2025 will be paid out at the transaction’s closing based on achievement against the performance objectives as of the transaction’s closing, which we expect to result in a payout of 56% of target. Continuing employees after the transaction will be enrolled in a separate bonus program for the remainder of 2025.

8)	Does the work I do or decisions I make change during the sign to close period?

Between signing and closing, the transaction agreement requires DURECT to continue to conduct its operations in the ordinary course of business consistent with past practice. This includes DURECT using its reasonable best efforts to preserve intact its business, to keep available the services of its current officers and employees, to preserve the present relationships with those having significant business relationships with the Company (including governmental authorities), and to comply with and maintain all permits required to conduct our business.

Until the transaction closes, DURECT and Bausch remain separate companies. Partners should continue to work with their existing contacts at DURECT.

9)	Will there be workforce reductions?

Until the transaction closes, our companies will continue to operate separately.

As the process allows, integration planning teams consisting of representatives from both companies will prepare thoughtful plans to bring the best of our two companies together to achieve the strategic rationale behind the agreement.

10)	Can I talk about this with my friends and family?

News of the transaction was made public in a press release issued on July 29, 2025. It is important that you do not speculate further about the transaction.

11)	What should I do if someone from the media or an investor asks about the transaction?

We ask that you do not respond to media or investor inquiries. If you receive any media or investor inquiries, please pass their information on to DURECT’s Chief Financial Officer, Timothy Papp (tim.papp@durect.com).

12)	How will I stay informed?

We are committed to keeping you informed as appropriate throughout this process. We are focused on a successful and smooth transition and will communicate with you as we have updates to share.